USA VIDEO INTERACTIVE CORP.

November 29, 2005

RECEIVED
DEC 07 2005
SEC MAIL PROCESSING SECTION WASH. D.C. 213

05013122

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

SUPPL

FILE #82-1601

Dear Sir/Madam:

Re: USA Video Interactive Corp. (the *"Company"*)
News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
Director

PROCESSED
DEC 12 2005
THOMSON
FINANCIAL

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Encl.

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6

☎(604) 685-1017
Fax (604) 685-5777

For Investor Relations Contact:
Jon Caserta
(877) 425-8347
usvo@blueskyir.com

DIC ENTERTAINMENT SMARTMARKS MOVIE FOR DISTRIBUTION

DIC Uses Anti-piracy Technology to Protect its New Animated Television Special

(Old Lyme, CT – November 29, 2005) - **USA Video Interactive Corp.** (OTCBB: USVO; TSX: US; BSE/Frankfurt: USF) is pleased to announce an association with **DIC Entertainment (DIC)**, a leading children's media company. DIC has SmartMarked its new full-length animated television special **INSPECTOR GADGET'S BIGGEST CAPER EVER: THE CASE OF THE FLYING LIZARD**. The SmartMarked film premiered at the Cartoons on the Bay 2005 International Festival of Television Animation in Positano, Italy earlier this year.

SmartMarks™ are invisible, unremovable, forensic "digital watermarks" embedded in every video frame to protect digital video from piracy. A distinctive SmartMark attribute is its ability to dynamically adapt to the complexity of the video image on a frame by frame basis; this makes it particularly suitable to the unique challenges of invisibly watermarking animated films. SmartMarks are applied in digital format but survive format changes such as analog to digital conversion, compression and transmission, even handycam recordings from theatrical display.

"SmartMarking our production gave us confidence in sending our master to a distant screening location. The process was the same as striking a dub, with no delay in our distribution schedule, and effortless to order and execute," said Mike Maliani, Chief Creative Officer of DIC Entertainment. *"SmartMarking our production protects our property, simply and easily, at a very low cost relative to the impacts of piracy on our industry. SmartMarking a production is smart business."*

SmartMarks work with existing production and distribution technology to protect copyrighted material without requiring new equipment in the distribution or playback environment. Law enforcement agencies and other authorized parties can read the SmartMarks to verify the source of any particular copy. Like embedding a forensics team inside your content, SmartMarks give enforcement agencies the proof they need to stop piracy.

"We're very pleased to be a part of DIC Entertainment's efforts to protect their property. This is another step forward in our efforts to help Hollywood and the entertainment industry, nationally and world-wide, to deter piracy," said Edwin Molina, CEO of USVO.

With the implementation of SmartMark to protect its films from illegal copying and distribution, DIC takes an aggressive step in leading the ongoing fight against piracy. The Motion Picture Association of America currently estimates the U.S. motion picture industry loses more than $3 billion dollars annually in potential worldwide revenue due to piracy.

The film was SmartMarked at Lightning Media's facility in Hollywood, California, using USVO's MediaSentinel Workstation. Lightning Media is a post-production company and a Certified SmartMark Anti-Piracy Provider.

About DIC Entertainment:

DIC Entertainment, a fully-integrated brand management company, is dedicated to creating, developing, producing, distributing, marketing and merchandising family-based intellectual properties. DIC has distinguished itself by building one of the largest libraries of western-style animation with approximately 2,800 half-hours of renowned programming, including *Trollz*™, *Inspector Gadget*™, *Strawberry Shortcake*™, *Sabrina*™, *Madeline*™, *Liberty's Kids*™, *Where On Earth Is Carmen Sandiego?*™, *Sonic The Hedgehog*™, *Super Mario Bros*™ and *Care Bears*™. In 2003, the company launched the DIC Kid's Network, a unique syndicated programming block designed to meet core FCC requirements and the only network for kids that reaches effectively 98% of U.S. households on over 300 stations. As a pre-eminent supplier of kid's programming worldwide, DIC has developed strategic partnerships with key domestic and international broadcast partners throughout North America, Europe, Asia, Latin America, Africa and Australia. DIC is headquartered in Burbank, California with international offices in Paris, London and Cologne.

About Lightning Media:

Lightning Media services duplication and new media needs from Hi-Def and video duplication to DVD authoring and replication, audio and video compression, and internet design and development. Three full service facilities cater to a vast client base ranging from leading motion picture studios, television production companies, independent filmmakers and web video producers to film students and an array of corporate and consumer clients. For more information, visit www.lightning-media.com.

About USA Video Interactive Corp.:

USA Video Interactive Corp. ("USVO") designs and markets technology for delivery of digital media. USVO developed its SmartMark™ digital watermarking technology to provide a robust means for producers and distributors to invisibly protect their content. USA Video Technology Corp., a wholly owned subsidiary of USVO, holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 165 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, Italy, and Japan. For more information, visit www.usvo.com.

USA Video Interactive Corporate Headquarters Office: 83 Halls Road, Old Lyme, Connecticut, 06371 Telephone (860) 434 – 5535; Facsimile (860) 434 - 5782; Canada Office: 507 – 837 West Hastings Street, Vancouver, BC V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on the TSX Venture Exchange US; Trading symbol on the Berlin and Frankfurt Stock Exchanges: USF. CUSIP 902924208. For more information contact Blue-Sky Solutions, LLC, Jon Caserta, (877) 425-8347, usvo@blueskyir.com

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